UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, November 17, 2008.

President of the

Comisión Nacional de Valores

D. Eduardo Hecker

S            /              D

Re: Empresa Distribuidora y
Comercializadora Norte Sociedad
Anónima (EDENOR S.A.)
(Distribution and Marketing Company
of the North S.A.) (the “Company”).
Repurchase of Par Notes due
December 2016.

Dear Sir,

I have the pleasure of addressing you, in my capacity as Head of Market Relations of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Company”) and in compliance with articles 2 and 3 of Chapter XXI of the Rules of the CNV, to inform you of the repurchase of Par Notes due 2016 for a nominal value of US$ 15,400,000.

Such Notes were repurchased at market values in several transactions executed as of the 10th day of the present month. On Friday, November 14, the notes were sent to the trustee for cancellation under the Trust Agreement (Indenture) executed on April 24, 2006, among the Company, The Bank of New York, as trustee, co-registrar and paying agent, and Banco Río de la Plata S.A., as registrar, transfer and paying agent in Argentina and representative of the trustee in Argentina.

Sincerely,

Ivana Del Rossi

EDENOR S.A.

Head of Market Relations

Buenos Aires, November 17, 2008.

President of the

Bolsa de Comercio de Buenos Aires

Dr. Adelmo J. Gabbi

S            /              D

Re: Empresa Distribuidora y
Comercializadora Norte Sociedad
Anónima (EDENOR S.A.)
(Distribution and Marketing Company
of the North S.A.) (the “Company”).
Repurchase of Par Notes due
December 2016.

Dear Sir,

I have the pleasure of addressing you, in my capacity as Head of Market Relations of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or the “Company”) and in compliance with articles 2 and 3 of Chapter XXI of the Rules of the CNV, to inform you of the repurchase of Par Notes due 2016 for a nominal value of US$ 15,400,000.

Such Notes were repurchased at market values in several transactions executed as of the 10th day of the present month. On Friday, November 14, the notes were sent to the trustee for cancellation under the Trust Agreement (Indenture) executed on April 24, 2006, among the Company, The Bank of New York, as trustee, co-registrar and paying agent, and Banco Río de la Plata S.A., as registrar, transfer and paying agent in Argentina and representative of the trustee in Argentina.

Sincerely,

Ivana Del Rossi

EDENOR S.A.

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: November 18, 2008